FILED PURSUANT TO RULE 424B3
                                                   REGISTRATION NUMBER 333-39857


                   SUBJECT TO COMPLETION, DATED MAY 24, 1999


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 19, 1997)


[GRAPHIC OMITTED]



                                 $450,000,000


                              THE AES CORPORATION
                            % SENIOR NOTES DUE 2009

                                  ----------
     The  Senior  Notes  will bear interest at the rate of  % per year. Interest
on  the  Senior Notes is payable on       and    of each year, beginning on    ,
1999. The Senior Notes will mature on , 2009. The AES Corporation may redeem some or all of the Senior Notes at any time. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

     The   Senior  Notes  will  be  unsecured  senior  obligations  of  The  AES
Corporation and will rank equally with all of The AES Corporation's other unsecured senior indebtedness.

                                  ----------
     INVESTING IN THE SENIOR NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  ----------

                                              PER SENIOR NOTE        TOTAL
                                             -----------------   ------------
       Public Offering Price                               %     $
       Underwriting Discount                               %     $
       Proceeds to AES (before expenses)                   %     $

       Interest on the Senior Notes will accrue from    , 1999 to the date of
delivery.


                                  ----------
     The   underwriters  are  offering  the  Senior  Notes  subject  to  various conditions.  The  underwriters  expect to deliver the Senior Notes to purchasers
on or about      , 1999.

                                  ----------
SALOMON SMITH BARNEY
                      J.P. MORGAN & CO.
                                                  BANC OF AMERICA SECURITIES LLC



       , 1999

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The AES Corporation has not authorized anyone to provide you with different information. The AES Corporation is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.


                               TABLE OF CONTENTS



                                       PROSPECTUS SUPPLEMENT
                                                                              Page
                                                                              ---
Special Note Regarding Forward Looking Statements ........................    S-3
Offering Summary .........................................................    S-4
The Company ..............................................................    S-5
Recent Developments ......................................................    S-6
Use of Proceeds ..........................................................    S-7
Capitalization ...........................................................    S-8
Selected Consolidated Financial Data .....................................    S-9
Description of Notes .....................................................    S-11
Certain U.S. Federal Income Tax Considerations ...........................    S-15
Underwriting .............................................................    S-18
Legal Matters ............................................................    S-19
Experts ..................................................................    S-19
                                               PROSPECTUS
Available Information ....................................................    1
Incorporation of Certain Documents by Reference ..........................    1
Use of Proceeds ..........................................................    2
Ratio of Earnings to Fixed Charges .......................................    2
The Company ..............................................................    3
Outlook ..................................................................    3
Strategy .................................................................    4
Risk Factors .............................................................    5
Description of Capital Stock .............................................   11
Description of Debt Securities ...........................................   15
Description of Stock Purchase Contracts and Stock Purchase Units .........   24
Plan of Distribution .....................................................   24
Legal Matters ............................................................   25
Experts ..................................................................   25

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     Some of the statements under the captions "The Company", "Risk Factors", "Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included or incorporated by reference in the accompanying Prospectus and elsewhere in this Prospectus Supplement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors, as well as those factors discussed in the section entitled "Risk
Factors" in the accompanying Prospectus and those discussed elsewhere in our filings with the Securities and Exchange Commission, including:

   o changes in company-wide operation and plant availability compared to our historical performance;

   o changes in our historical operating cost structure, including changes in various costs and expenses;

   o political and economic considerations in certain non-U.S. countries where we are conducting or seeking to conduct business;

   o restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems;

     o regulation and restrictions;

     o legislation   intended  to  promote  competition  in  U.S.  and  non-U.S.
electricity markets;

     o tariffs;

     o governmental approval processes;

     o environmental matters;

     o construction, operating and fuel risks;

     o load growth, dispatch and transmission constraints;

     o conflict of interest of contracting parties; and

     o adherence to our principles.

                               OFFERING SUMMARY

     The following information is qualified entirely by, and should be read in conjunction with, the more detailed information appearing elsewhere in and incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.


SENIOR  NOTES  OFFERED...    We are offering $450,000,000 aggregate principal
                           amount  of  our   %  Senior  Notes  due       , 2009.
                           Interest   on   the  Senior  Notes  will  be  payable
                           semiannually  on       and      , commencing on     ,
                            1999.

RECORD  DATE.............    The regular record date for each interest payment
                           date  will  be  the  close  of  business  on the 15th
                            calendar day prior to such interest payment date.

RANKING..................    The Senior Notes will be our direct, unsecured and
                           unsubordinated obligations, ranking pari passu with all of our other unsecured and unsubordinated obligations. The indenture and the supplemental indenture under which the Senior Notes will be issued contain no restrictions on the amount of additional indebtedness we may incur.

OPTIONAL  REDEMPTION.....    We  may redeem some or all of the Senior Notes at
                           any   time  at  par  plus  a  Make-Whole  Amount  (as
                           defined).  See  "Description  of  Notes  --  Optional
                            Redemption."

COVENANTS................     We   have   agreed  to  certain  restrictions  on
                           incurring   secured   debt   and  entering  sale  and
                           leaseback  transactions. See "Description of Notes --
                            Certain Covenants of AES."

USE  OF PROCEEDS.........   We intend to use the net proceeds of this offering
                           of   Senior   Notes   to   repay   certain   existing
                            indebtedness. See "Use of Proceeds."

                                  THE COMPANY


     We are a global power company committed to serving the world's needs for electricity in a socially responsible way.


     We have been successful in growing our business and serving additional customers by participating in competitive bidding under privatization initiatives and have been particularly interested in acquiring existing businesses or assets in electricity markets that are promoting competition and eliminating rate of return regulation. In such privatizations, sellers generally seek to complete competitive solicitations in less than one year, much quicker than the time periods associated with greenfield development, and usually require payment in full on transfer. We believe that our experience in competitive markets and our worldwide integrated group structure, with our significant geographic coverage and presence, enable us to react quickly and creatively in such situations. Since 1994, our total generating capacity in megawatts ("MW") has grown from 2,479 MW to 24,076 MW at March 31, 1999 (an increase of 871%), with the total number of plants in operation increasing from 9 to 89. Additionally, our total revenues have increased at a compound annual growth rate of approximately 46% from $533 million in 1994 to $2,398 million in 1998, while net income has increased at a compound annual growth rate of approximately 33% from $100 million to $311 million over the same period.


     A majority of our sales of electricity are made to customers (generally electric utilities or regional electric companies) on a wholesale basis for further resale to end users. This is referred to as the electricity "generation" business. Sales by these generation companies are usually made under long-term contracts from power plants owned by our subsidiaries and affiliates, although we do, in certain circumstances, make sales into regional electricity markets without contracts. Our ownership portfolio of power facilities includes new plants constructed for such purposes ("greenfield" plants) as well as existing power plants acquired through competitively bid privatization initiatives and negotiated acquisitions. In the electricity generation business, we now own and operate (entirely or in part) a diverse portfolio of electric power plants (including those within the integrated distribution companies discussed below) with, as of March 31, 1999, a total capacity of 24,076 MW. Of that total, 29% are fueled by coal or petroleum coke, 24% are fueled by natural gas, 33% are hydroelectric facilities, 6% are fueled by oil, and the remaining 8% are capable of using multiple fossil fuels. Of the total MW, 5,025 (nine plants) are located in the United States, 817 (eight plants) are in China, 1,818 (five plants) are in the U.K., 1,281 (three plants) are in Hungary, 6,456 (forty-one plants) are in Brazil, 885 (six plants) are in Argentina, 5,384 (seven plants) are in Kazakhstan (including 4,000 MW attributable to Ekibastuz which currently has a reliable capacity of approximately 25%), 210 (one plant) are in the Dominican Republic, 110 (one plant) are in Canada, 695 (two plants) are in Pakistan, 405 (one plant) are in the Netherlands, 288 (one plant) are in Australia, 282 (three plants) are in Panama and 420 (one plant) are in India.


     We are also currently in the process of adding approximately 5,254 MW to our operating portfolio by constructing several new plants. These include a 180 MW coal-fired plant and a 700 MW natural gas-fired plant in the United States, a 600 MW natural gas-fired plant in Brazil, a 2,100 MW coal-fired plant in China, an 830 MW natural gas-fired plant in Argentina, a 360 MW coal-fired plant in England, and a 484 MW natural gas-fired plant in Mexico.


     As a result, our total MW of 96 power plants in operation or under construction approximates 29,330 MW, and our net equity ownership (total MW adjusted for our ownership percentage) represents approximately 19,819 MW.


     We also own interests (both majority and minority) in companies that sell electricity directly to commercial, industrial, governmental and residential customers. This is referred to as the electricity "distribution" business. Electricity sales by AES's distribution businesses are generally made pursuant to the provisions of long-term electricity sale concessions granted by the appropriate governmental authority as part of the original privatization of each distribution company. In certain cases, these distribution companies are "integrated", in that they also own electric power plants for the purpose of generating a portion of the electricity they sell. Each distribution company also purchases, in varying proportions, electricity from third-party wholesale suppliers, including in certain cases, other subsidiaries of AES.

     We have majority ownership in three distribution companies in Argentina, one in Brazil and one in El Salvador, a heat and electricity distribution business in Kazakhstan, one in the Republic of Georgia and less than majority ownership in three additional distribution companies in Brazil. As of December 31, 1998, these ten companies serve a total of approximately 13.2 million customers with gigawatt hour sales exceeding 63,000. On a net equity basis, our ownership represented approximately 3.0 million customers and gigawatt hour sales exceeding 22,000.


                              RECENT DEVELOPMENTS

     On November 23, 1998, we and CILCORP Inc. ("CILCORP") executed a definitive agreement under which we will acquire all of CILCORP's 13,610,680 common shares at a price of $65 per share, or approximately $885 million. CILCORP, formed in 1985 and headquartered in Peoria, Illinois, is an energy services company whose largest subsidiary, Central Illinois Light Company, is a gas and electric utility serving approximately a quarter of a million retail customers in central Illinois. The transaction is subject to a number of regulatory approvals.

     In April 1999, AES Thames, Inc., a subsidiary of AES, agreed to a partial pre-payment of electricity by its customer, Connecticut Light and Power Company. The pre-payment of approximately $549 million is expected to be paid in January 2000. Completion of this transaction is subject to a number of conditions, including the approval of the Connecticut Department of Public
Utilities Commission. AES Thames, Inc. will continue to have a power purchase agreement with Connecticut Light and Power Company for the same term at a reduced rate.

     In April 1999, a subsidiary of AES won a bid to acquire 50% of Empresa Distribudora Electrica Esta, a distribution company serving the eastern region of the Dominican Republic, for approximately $109 million.

     On April 30, 1999, we issued 10,000,000 shares of our common stock at a price of $50.2437 per share, resulting in net proceeds of approximately $502 million.

     In May 1999, a subsidiary of AES completed the $202 million financing for the refurbishment, upgrade and environmental improvement of Fifoots Point, a 393 MW coal plant in South Wales, England.

     Also in May 1999, a subsidiary of AES acquired the assets of Ecogen Energy, which consists of two gas-fired power stations in Victoria, Australia. The power stations, Newport and Jeeralang, have a total installed capacity of 966 MW.

     Also  in  May  1999,  a  subsidiary  of  AES  increased its holdings in two
Brazilian utilities, Light Servicos Eletridade S.A. and Eletropaulo S.A. by acquiring new shares of capital stock of each company for approximately $129 million in aggregate.

     Also in May 1999, a subsidiary of AES completed the acquisition and financing of six power plants we purchased in New York from NGE Generation, Incorporated for approximately $950 million. Concurrently, the subsidiary sold two of the plants to an unrelated third party for approximately $666 million and simultaneously entered into a leasing agreement with the unrelated party. This part of the transaction will be accounted for as a sale-leaseback, with expected operating lease treatment.

     Although we do not have committed financing for certain of the above acquisitions and development projects, as well as previously announced but not yet consummated acquisitions and projects, we plan to obtain financing through one or any combination of the following: (i) the issuance of project financing debt by subsidiaries of ours; (ii) the issuance of debt; (iii) the issuance of equity; (iv) borrowings under our $600 million revolving credit facility; and
(v) cash on hand. Although we believe that such financings will be available on acceptable terms, there can be no assurance that we will be successful in obtaining such financings and our obligations to consummate such acquisitions and development projects are not subject to our ability to obtain financing.

UPCOMING BIDS

     National Power PLC, an electricity generator based in the United Kingdom, has announced its intention to sell a 4,000 MW coal-fired power plant located in Yorkshire, England. AES, through subsidiaries, intends to participate in this bid, and the winning bid price is expected to be in excess of \P1.5 billion. No assurance can be given that (i) AES will be successful in its bid or if successful, as to the ultimate purchase price, or (ii) AES will be able to successfully arrange for sufficient financing for the acquisition, although if its bid is successful, AES believes that it will be able to arrange satisfactory financing.


                                USE OF PROCEEDS

     The net proceeds from this offering (before expenses) are estimated to be $ million. We currently intend to use all of such net proceeds, together with available cash on hand, to repay all amounts outstanding and accrued interest under our $500 million term loan facility. The $500 million term loan facility is required to be prepaid out of the proceeds of certain debt issuances by us, including this offering.

     The $500 million term loan facility was entered into on April 19, 1999 and matures on April 19, 2004, subject to mandatory prepayment, in whole or in part, upon the occurrence of certain events, including the consummation of this offering. Borrowings thereunder currently bear interest at LIBOR plus 2.00% and will increase on June 30, 1999 and at certain points thereafter. The interest rate may also increase subject to certain other events. The net proceeds of the $500 million term loan facility were used (1) to make an equity contribution of $320 million to an indirect subsidiary to assist in refinancing a short-term loan incurred to finance the acquisition of Companhia Centro-Oeste de Distribuicao de Energia Electrica (Sul) and (2) to temporarily repay amounts outstanding under our $600 million revolving credit facility. Affiliates of each of the underwriters are lenders under AES' $500 million term loan facility and affiliates of certain of the underwriters are lenders under AES' $600 million revolving credit facility. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, short-term debt and our consolidated capitalization (1) as of March 31, 1999, (2) pro forma for (a) our incurrence of $500 million under a new term loan facility on April 19, 1999, (b) the application of $320 million of the proceeds from that term loan facility to repay a portion of a short-term loan incurred to finance the acquisition of Sul and the refinancing of the balance ($410 million) of such short-term loan, (c) the application of the remaining $180 million of the proceeds from that term loan facility to temporarily repay amounts outstanding under our $600 million revolving credit facility and (d) our issuance of 10,000,000 shares of our common stock on April 30, 1999 and the application of $237 million of the $502 million net proceeds therefrom to repay amounts outstanding under our $600 million revolving credit facility, and (3) as further adjusted to give effect to the issuance of the Senior Notes in this offering and the application of the net proceeds therefrom and cash on hand to repay the $500 million term loan facility. See "Use of Proceeds."





                                                                                    MARCH 31, 1999
                                                                        ---------------------------------------
                                                                                                     PRO FORMA
                                                                           ACTUAL      PRO FORMA    AS ADJUSTED
                                                                        ------------ ------------- ------------
                                                                             IN MILLIONS, EXCEPT PAR VALUE
CASH AND CASH EQUIVALENTS .............................................   $   437      $   702       $   652
                                                                          ========     ========      ========
SHORT-TERM DEBT:
Project financing debt (current portion) ..............................   $ 1,322      $   592       $   592
Revolving bank loan (current portion) .................................       192           --            --
                                                                          --------     --------      --------
   Total short-term debt ..............................................   $ 1,514      $   592       $   592
                                                                          ========     ========      ========
LONG-TERM DEBT:
Senior Notes offered hereby ...........................................   $    --      $    --       $   450
Term Loan Facility due 2004 ...........................................        --          500            --
Revolving bank loan ...................................................       225           --            --
Project financing debt ................................................     3,642        4,052         4,052
8% Senior Notes due 2008 ..............................................       200          200           200
10 1/4% Senior Subordinated Notes due 2006 ............................       250          250           250
8 3/8% Senior Subordinated Notes due 2007 .............................       325          325           325
8 1/2% Senior Subordinated Notes due 2007 .............................       375          375           375
8 7/8% Senior Subordinated Debentures due 2027 ........................       125          125           125
4 1/2% Convertible Junior Subordinated Debentures due 2005 ............       150          150           150
Unamortized discounts on notes and debentures .........................          (6)          (6)           (6)
                                                                          ----------   ----------    ----------
   Total long-term debt ...............................................     5,286        5,971         5,921
                                                                          ---------    ---------     ---------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
 SUBSIDIARY TRUSTS HOLDING SOLELY JUNIOR SUBORDINATED
 DEBENTURES OF THE AES CORPORATION (TECONS) ...........................       550          550           550
                                                                          ---------    ---------     ---------
MINORITY INTEREST .....................................................       758          758           758
                                                                          ---------    ---------     ---------
STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value: 500.0 shares authorized; 180.7 shares
 issued and outstanding (190.7 on a pro forma basis) ..................         2            2             2
Additional paid-in capital ............................................     1,250        1,752         1,752
Retained earnings .....................................................       879          879           879
Treasury stock ........................................................        --           --            --
Accumulated other comprehensive loss ..................................    (1,085)      (1,085)       (1,085)
                                                                          ---------    ---------     ---------
   Total stockholders' equity .........................................     1,046        1,548         1,548
                                                                          ---------    ---------     ---------
   Total capitalization ...............................................   $ 7,640      $ 8,827       $ 8,777
                                                                          =========    =========     =========


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our consolidated financial statements and related notes to the consolidated financial statements incorporated by reference in this Prospectus Supplement. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 1998 have been derived from our audited consolidated financial statements. The selected financial data presented below as of March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year. We believe that the unaudited information for the three months ended March 31, 1998 and 1999 contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operating results for such periods.


                                                                YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                                 1994        1995        1996        1997         1998
                                             ----------- ----------- ----------- ------------ ------------
                                                     IN MILLIONS, EXCEPT RATIO AND PER SHARE DATA
Statement of Operations Data:
Revenues:
 Sales .....................................  $     514   $     672   $     824   $  1,361     $  2,382
 Services ..................................         19           7          11         50           16
                                              ---------   ---------   ---------   --------     --------
   Total revenues ..........................        533         679         835      1,411        2,398
                                              ---------   ---------   ---------   --------     --------
Operating cost and expenses:
 Cost of sales .............................        252         388         495        940        1,579
 Cost of services ..........................         13           6           7         41            8
 Selling, general and administrative
   expenses ................................         32          32          35         45           56
 Provision to reduce contract
   receivables .............................         --          --          20         17           22
                                              ---------   ---------   ---------   --------     --------
   Total operating costs and expenses ......        297         426         557      1,043        1,665
                                              ---------   ---------   ---------   --------     --------
Operating income ...........................        236         253         278        368          733
Other income and (expense):
 Interest expense ..........................       (125)       (127)       (144)      (244)        (485)
 Foreign currency exchange (loss)/gain .....         --          --          --           (7)          (1)
 Interest income ...........................         22          27          24         41           67
 Equity in pre-tax earnings (loss) of
   affiliates ..............................         16          19          49        126          232
                                              ---------   ---------   ---------   ----------   ----------
Income (loss) before income taxes,
 minority interest and extraordinary
 item ......................................        149         172         207        284          546
Income tax provision (benefit) .............         48          62          74         77          145
Minority interest ..........................          3           3           8         19           94
                                              ---------   ---------   ---------   ----------   ----------
Net income (loss) before extraordinary
 item ......................................         98         107         125        188          307
Extraordinary item .........................          2          --          --           (3)         4
                                              ---------   ---------   ---------   -----------  ----------
Net income (loss) ..........................  $     100   $     107   $     125        185          311
                                              =========   =========   =========   ==========   ==========
Diluted earnings (loss) per share ..........  $   0.67    $   0.70    $   0.80    $   1.09     $   1.69
                                              =========   =========   =========   ==========   ==========
Weighted average number of common
 and common equivalent shares ..............    155.4       155.7       157.2       177.8        189.0
Ratio of earnings to fixed charges(1) ......      2.10 x      2.20 x      1.88 x     1.46 x       1.65 x



                                                    THREE MONTHS
                                                   ENDED MARCH 31,
                                             ---------------------------
                                                  1998          1999
                                             ------------- -------------
                                              IN MILLIONS, EXCEPT RATIO
                                                    AND PER SHARE
                                                        DATA
Statement of Operations Data:
Revenues:
 Sales .....................................   $    570      $   632
 Services ..................................          5            6
                                               --------      -------
   Total revenues ..........................        575          638
                                               --------      -------
Operating cost and expenses:
 Cost of sales .............................        395          407
 Cost of services ..........................          2            2
 Selling, general and administrative
   expenses ................................         15           16
 Provision to reduce contract
   receivables .............................         15            9
                                               --------      -------
   Total operating costs and expenses ......        427          434
                                               --------      -------
Operating income ...........................        148          204
Other income and (expense):
 Interest expense ..........................       (101)        (133)
 Foreign currency exchange (loss)/gain .....           (2)         3
 Interest income ...........................         14           16
 Equity in pre-tax earnings (loss) of
   affiliates ..............................         57          (91)
                                               ----------    -------
Income (loss) before income taxes,
 minority interest and extraordinary
 item ......................................        116             (1)
Income tax provision (benefit) .............         33             (6)
Minority interest ..........................         18           18
                                               ----------    ---------
Net income (loss) before extraordinary
 item ......................................         65          (13)
Extraordinary item .........................         --           --
                                               ----------    ---------
Net income (loss) ..........................         65          (13)
                                               ==========    =========
Diluted earnings (loss) per share ..........   $   0.37      $ (0.07)
                                               ==========    =========
Weighted average number of common
 and common equivalent shares ..............     186.3        180.6
Ratio of earnings to fixed charges(1) ......      1.47 x       1.61 x

                                                                  AS OF DECEMBER 31,
                                             ------------------------------------------------------------
                                                 1994        1995        1996        1997        1998
                                             ----------- ----------- ----------- ----------- ------------
                                                              IN MILLIONS, EXCEPT RATIOS
BALANCE SHEET DATA:
Total assets ...............................   $ 1,915     $ 2,341     $ 3,622     $ 8,909     $ 10,781
Revolving bank loan (current) ..............        --          50          88          --            8
Project financing debt (current) ...........        61          84         110         596        1,405
Revolving bank loan (long term) ............        --          --         125          27          225
Project financing debt (long term) .........     1,019       1,098       1,558       3,489        3,597
Other notes payable (long term) ............       125         125         325       1,069        1,419
Company-obligated mandatorily
 redeemable preferred securities of
 AES Trust I and Trust II (TECONs) .........        --          --          --         550          550
Minority interest ..........................        21         158         213         525          732
Stockholders' equity .......................       401         549         721       1,481        1,794
Debt to total capitalization plus short-
 term debt ratio:
 Project financing debt ....................      66.4%       57.3%       53.1%       52.8%        51.4%
 Parent debt(2) ............................       7.7         8.5        17.1        14.2         17.0
                                               -------     -------     -------     -------     --------
   Total ...................................      74.1%       65.8%       70.2%       67.0%        68.4%
                                               =======     =======     =======     =======     ========




                                                      AS OF
                                                    MARCH 31,
                                             ------------------------
                                                 1998        1999
                                             ----------- ------------
                                               IN MILLIONS, EXCEPT
                                                      RATIOS
BALANCE SHEET DATA:
Total assets ...............................   $ 8,995     $ 10,165
Revolving bank loan (current) ..............        23          192
Project financing debt (current) ...........       177        1,322
Revolving bank loan (long term) ............       225          225
Project financing debt (long term) .........     3,607        3,642
Other notes payable (long term) ............     1,077        1,419
Company-obligated mandatorily
 redeemable preferred securities of
 AES Trust I and Trust II (TECONs) .........       550          550
Minority interest ..........................       653          758
Stockholders' equity .......................     1,513        1,046
Debt to total capitalization plus short-
 term debt ratio:
 Project financing debt ....................      48.4%        54.2%
 Parent debt(2) ............................      16.9         20.1
                                               -------     --------
   Total ...................................      65.3%        74.3%
                                               =======     ========



                                                           YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------
                                                                                                       TWELVE MONTHS
                                              1994       1995       1996       1997        1998     ENDED MARCH 31, 1999
                                           ---------- ---------- ---------- ---------- ----------- ---------------------
                                                                     IN MILLIONS, EXCEPT RATIOS
OTHER DATA:
Consolidated Data:
 Consolidated EBITDA (3) .................  $   295    $   327    $   392    $   608     $ 1,161          $ 1,084
 Consolidated interest expense
   (including interest relating to
   TECONs) ...............................      125        127        144        244         485              517
 Ratio of consolidated EBITDA to
   consolidated interest expense .........     2.36x      2.57x      2.72x      2.49x       2.39x            2.10x
Parent Only Data:
 Parent EBITDA (4)(5) ....................  $    68    $   110    $   189    $   259     $   360          $   357

----------
(1) For  the  purpose  of  computing  the  ratio  of  earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which AES believes to be representative of an interest factor.

(2) Parent debt represents obligations of AES, as parent. It does not include non-recourse obligations of AES' subsidiaries.

(3) For purposes of this definition, Consolidated EBITDA includes operating income plus equity in pre-tax earnings (loss) of affiliates, depreciation and amortization. This definition may differ from that, or similarly titled measures, used by other companies. Consolidated EBITDA is not a substitute for cash flows from operating activities as defined by generally accepted accounting principles.

(4) Parent EBITDA is defined to mean cash flow earnings distributed to parent less parent operating expense. This definition may differ from that, or similarly titled measures, used by other companies. Parent EBITDA is not a substitute for cash flows from operating activities as defined by generally accepted accounting principles. Parent interest expense includes both interest expensed and capitalized.

(5) Additional parent only data for the twelve months ended March 31, 1999 include the following: parent interest expense including interest expense relating to TECONS of $159 million, parent interest expense excluding interest expense relating to TECONS of $129 million, ratio of parent EBITDA to parent interest expense including interest expense relating to TECONS of 2.25x, and ratio of parent EBITDA to parent interest expense excluding interest expense relating to TECONS of 2.77x.

                              DESCRIPTION OF NOTES


     The Senior Notes will be issued under an indenture dated as of December 8, 1998 and a supplemental indenture, dated as of , 1999, each between the Company and The First National Bank of Chicago, as trustee (the "Trustee") (collectively, the "Indenture"). The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition in the Indenture of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated in this Prospectus Supplement by reference. A copy of the Indenture is available for inspection at the office of the Trustee.

     As used herein, the term "AES" means The AES Corporation, and does not include any of its subsidiaries.

     The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that senior debt securities may be issued thereunder from time to time in one or more series. The Senior Notes constitute a separate series under the Indenture.


GENERAL

     The Senior Notes will be issued as a series of Senior Notes under the Indenture. The Senior Notes will be limited in aggregate principal amount to $750,000,000, of which $450,000,000 aggregate principal amount of Senior Notes will be issued in this offering. Up to an additional aggregate principal amount of $300,000,000 of Senior Notes may be issued under the Indenture from time to time as part of this series of Senior Notes.


     The  entire principal amount of the Senior Notes will mature and become due
and  payable,  together  with  any accrued and unpaid interest thereon, on     ,
2009. The Senior Notes are not subject to any sinking fund provision.


INTEREST


     Each  Senior  Note  shall  bear  interest  at  % per annum from the date of
original  issuance, payable semi annually on       and       of each year to the
person in whose name such Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is , 1999. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.


OPTIONAL REDEMPTION


     The Senior Notes are subject to redemption upon not less than 30 nor more than 60 days' notice by mail, at any time, as a whole or in part, at the election of AES, at a price equal to the sum of (i) 100% of the principal amount thereof plus accrued interest to the redemption date plus (ii) the Make-Whole Amount, if any.


     The term "Make-Whole Amount" shall mean, in connection with any optional redemption of any Senior Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the Business Day preceding the date of such redemption) from the respective dates on which such principal and interest would have been payable if such payment had not been made, over (ii) the aggregate principal amount of the Senior Notes being redeemed.

     The term "Reinvestment Rate" shall mean 0.50% (one-half of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the maturity of the principal being prepaid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     The term "Statistical Release" shall mean the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by AES.


CERTAIN COVENANTS OF AES

     Restrictions on Secured Debt. If AES shall incur, issue, assume or guarantee any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any Principal Property (as defined below) or any capital stock or indebtedness held directly by AES of any Subsidiary of AES, AES shall secure the Senior Notes equally and ratably with (or prior to) such indebtedness, so long as such indebtedness shall be so secured, unless after giving effect thereto the aggregate amount of all such indebtedness so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Properties, would not exceed 15% of the Consolidated Net Assets (as defined below) of AES. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of such restriction, indebtedness secured by (a) property of any Subsidiary of AES, (b) liens on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Subsidiary,
(c) liens in favor of AES or any Subsidiary, (d) liens in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments, (e) liens on property, shares of stock or debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money mortgages and construction cost mortgages existing at or incurred within 180 days of the time of acquisition thereof, (f) liens existing on the first date on which the Senior Notes issued under the Indenture are authenticated by the Trustee, (g) liens under one or more credit facilities for indebtedness in an aggregate principal amount not to exceed $900 million at any time outstanding, (h) liens incurred in connection with pollution control, industrial revenue or similar financings, and (i) any extension, renewal or replacement of any debt secured by any liens referred to in the foregoing clauses (a) through (h), inclusive. As of the date of this Prospectus Supplement, AES does not own or lease any Principal Property.

     The term "Principal Property" means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing, research, warehousing or distribution owned or leased by AES and having a net book value in excess of 2% of Consolidated Net Assets, other than any such building, structure or other facility or portion thereof which is a pollution control facility financed by state or local governmental obligations or which the principal executive officer, president and principal financial officer of AES determine in good faith is not of material importance to the total business conducted or assets owned by AES and its Subsidiaries as an entirety.

     The term "Consolidated Net Assets" means the aggregate amount of assets (less reserves and other deductible items) after deducting current liabilities, as shown on the consolidated balance sheet of AES and its Subsidiaries contained in the latest annual report to the stockholders of AES and prepared in accordance with generally accepted accounting principles.

     The term "Attributable Debt" means the present value (discounted at the rate of % per annum compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

     "Subsidiary" means, with respect to any person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person.

     Restrictions on Sales and Leasebacks. AES may not enter into any sale and leaseback transaction involving any Principal Property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 180 days prior thereto, unless (a) AES could incur a lien on such property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Notes or (b) AES, within 180 days after the sale or transfer by AES, applies to the retirement of its funded debt (defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount thereof) an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property sold and leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so sold and leased (subject to credits for certain voluntary retirements of funded debt) as determined by the Board of Directors of AES.

EVENTS OF DEFAULT

     In addition to the Events of Default set forth in the accompanying Prospectus, an Event of Default will occur with respect to the Senior Notes if an event of default, as defined in any indenture or instrument evidencing or under which AES has at the date of the Indenture or shall thereafter have outstanding any indebtedness, shall happen and be continuing and either (a) such default results from the failure to pay the principal of such indebtedness in excess of $50 million at final maturity of such indebtedness or (b) as a result of such default the maturity of such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within 60 days and the principal amount of such indebtedness, together with the principal amount of any other indebtedness of AES in default, or the maturity of which has been accelerated, aggregates $50 million or more; provided that, subject to certain provisions, the Trustee shall not be charged with knowledge of any such default unless written notice thereof shall have been given to the Trustee by AES, by the holder or an agent of the holder of any such indebtedness, by the trustee then acting under any indenture or other instrument under which such default shall have occurred, or by the holders of not less than 25% in the aggregate principal amount of the Senior Notes at the time outstanding; and provided further that if such default shall be remedied or cured by AES or waived by the holder of such indebtedness, then the Event of Default under the Indenture by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action on the part of the Trustee, any holder of Senior Notes or any other person.

FORM, DENOMINATION AND REGISTRATION

     The Senior Notes will be issued in fully registered form, without coupons, in denominations of $1,000 in principal amount and integral multiples thereof. The Senior Notes will be evidenced by one or more global securities (each, a "Global Senior Note"). The Global Senior Notes will be deposited with, or on behalf of, DTC or its nominee. Except as set forth below, the Global Senior Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. See "Description of Debt Securities -- Book-Entry Systems" in the accompanying Prospectus.

PAYMENTS OF PRINCIPAL AND INTEREST; TRANSFER OR EXCHANGE

     The Indenture will require that payments in respect of the Senior Notes (including principal, premium, if any, and interest) held of record by DTC be made in same day funds. Payments in respect of the Senior Notes held of record by holders other than DTC may, at the option of AES, be made by check and mailed to such holders of record as shown on the register for the Senior Notes. The Senior Notes may be surrendered for transfer or exchange at the office of the Trustee in New York, New York.


GOVERNING LAW

     The Indenture and Senior Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflict of laws principles.


INFORMATION CONCERNING THE TRUSTEE

     AES and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.


OTHER PROVISIONS

     See the accompanying Prospectus for a description of certain additional provisions of the Indenture, including events of default thereunder and provisions for amendments and modifications thereof.

                CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS


     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Senior Notes to an initial holder purchasing a Senior Note at its "issue price" and holding the Senior Note as a capital asset within the meaning of Section 1221 of the Code (as defined below). The "issue price" is the first price to the public at which a substantial amount of the Senior Notes is sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).


     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial interpretations and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers and certain traders in securities, persons holding Senior Notes in connection with a hedging transaction, "straddle", conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of Senior Notes, including the consequences under the laws of any state, local or foreign jurisdiction.


     "U.S. Holder" means an owner of a Senior Note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or
(iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.


     "Non-U.S. Holder" means an owner of a Senior Note that is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, a non-resident alien fiduciary of a foreign estate or trust or a foreign partnership one or more members of which is a non-resident alien individual, a foreign corporation or a non-resident alien fiduciary of a foreign estate or trust.


U.S. HOLDERS


     Payments of Interest. Interest paid on a Senior Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for federal income tax purposes.


     Sale, Exchange or Retirement of the Senior Note. Upon the sale, exchange or retirement of a Senior Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between such U.S. Holder's adjusted tax basis in the Senior Note and the amount realized on the sale, exchange or retirement (excluding any amounts attributable to unpaid interest accrued between interest payment dates, which will be includible in income as interest in accordance with the U.S. Holder's method of accounting). A U.S. Holder's adjusted tax basis in a Senior Note will generally equal the cost of the Senior Note to such U.S. Holder.


     Gain or loss realized on the sale, exchange or retirement of a Senior Note will be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).


NON-U.S. HOLDERS


     Under present United States federal tax law, and subject to the discussion below concerning backup withholding:

     (a) payments of principal, interest and premium on the Senior Notes by the Company or its paying agent to any Non-U.S. Holder will be exempt from the 30% United States federal withholding tax, provided that (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership and (ii) the statement requirement set forth in
Section 871(h) or Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; and

     (b) a Non-U.S. Holder of a Senior Note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such Senior Note, unless (i) such Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met or (ii) such gain is effectively connected with the Holder's conduct of a trade or business in the United States; and

     (c) a Senior Note held by an individual who is not, for United States estate tax purposes, a resident or citizen of the United States at the time of his death generally will not be subject to United States federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of AES entitled to vote and, at the time of such individual's death, payments with respect to such Senior Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

     The certification requirement referred to in subparagraph (a) will be fulfilled if the beneficial owner of a Senior Note certifies on Internal Revenue Service ("IRS") Form W-8 or W-8BEN (or after December 31, 2000, a Form W-8BEN) (referred to herein as "Form W-8"), under penalties of perjury, that it is not a United States person and provides its name and address, and (i) such beneficial owner files such Form W-8 with the withholding agent or (ii) in the case of a Senior Note held by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business holding the Senior Note on behalf of the beneficial owner, such financial institution files with the withholding agent a statement that it has received the Form W-8 from the Holder and furnishes the withholding agent with a copy thereof. With respect to Senior Notes held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, unless a foreign partnership has entered into a withholding agreement with the IRS, for interest and disposition proceeds paid with respect to a Senior Note after December 31, 2000, the foreign partnership will be required (and may be permitted earlier), in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements.

     If a Non-U.S. Holder of a Senior Note is engaged in a trade or business in the United States, and if interest on the Senior Note (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States income tax on such effectively connected income in the same manner as if it were a U.S. Holder. See "-- U.S. Holders" above. In lieu of the certificate described in the preceding paragraph, such a Holder will be required to provide to the withholding agent a properly executed IRS Form 4224 (or, after December 31, 2000, a Form W-8ECI) to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to such effectively connected income, subject to certain adjustments.


BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Information reporting will apply to payments of interest or dividends made by the Company on, and payments of the proceeds of the sale or other disposition of, the Senior Notes to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is provided to the IRS.

     Non-U.S. Holders. Under current Treasury Regulations, payments on the sale, exchange or other disposition of Senior Notes made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv), in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

     Holders of Senior Notes should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

                                  UNDERWRITING

     Subject  to  the  terms and conditions stated in the underwriting agreement
dated       ,  1999,  each  underwriter  named  below  has  severally  agreed to purchase, and AES has agreed to sell to such underwriter, the principal amount of Senior Notes set forth opposite the name of such underwriter.





                                                 PRINCIPAL AMOUNT
                     NAME                        OF SENIOR NOTES
---------------------------------------------   -----------------
     Salomon Smith Barney Inc ...............      $
     J.P. Morgan Securities Inc. ............
     Banc of America Securities LLC .........
          Total .............................      $450,000,000
                                                   ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the Senior Notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Senior Notes if they purchase any of the Senior Notes.

     The underwriters propose to offer some of the Senior Notes directly to the public at the public offering price set forth on the cover page of this
Prospectus Supplement and some of the Senior Notes to certain dealers at the public offering price less a concession not in excess of % of the principal amount of the Senior Notes. The underwriters may allow, and such dealers may reallow a concession not in excess of % of the principal amount of the Senior Notes on sales to certain other dealers. After the initial offering of the Senior Notes to the public, the public offering price and such concessions may be changed by the underwriters.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by AES in connection with this offering (expressed as a percentage of the principal amount of the Senior Notes).

                                   PAID BY AES
                                  ------------
     Per Senior Note ..........          %


     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Senior Notes in excess of the principal amount of Senior Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids on purchases of Senior Notes made for the purposes of preventing or retarding a decline in the market price of the Senior Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stablizing purchases, repurchases the Senior Notes originally sold by that syndicate member. These activities may cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     AES estimates that its total expenses of this offering will be $     .


     From time to time in the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged in, and may in the future engage in commercial and/or investment banking transactions with AES and its affiliates. In particular, affiliates of J.P. Morgan Securities Inc. and Banc of America Securities LLC are lenders under AES' $600 million revolving credit facility and an affiliate of J.P. Morgan Securities Inc. is the agent under such facility. In addition, affiliates of each of the underwriters are lenders under AES' existing $500 million term loan facility and Salomon Smith Barney Inc. and one of its affiliates serve as agent and arranger, respectively, under the existing $500 million term loan facility. See "Use of Proceeds." AES currently intends to use all of the net proceeds of this offering, together with cash on hand, to repay amounts outstanding under the $500 million term loan facility. Because it is expected that more than 10% of the net proceeds of this offering may be paid to affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     AES has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


                                 LEGAL MATTERS

     The validity of the Senior Notes offered hereby and certain matters relating thereto will be passed upon by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


                                    EXPERTS

     The financial statements as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated in this Prospectus Supplement by reference from the Current Report of The AES Corporation on Form 8-K filed March 18, 1999 and the related financial statement schedules incorporated in this Prospectus Supplement by reference from the Annual Report of The AES Corporation on Form 10-K filed March 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     In addition, see "Experts" in the accompanying Prospectus.

P R O S P E C T U S


                                $1,500,000,000


[GRAPHIC OMITTED]




                              THE AES CORPORATION
                COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES,
               STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
                                  ----------
     The AES Corporation (the "Company" or "AES") may from time to time offer, together or separately, (i) shares of its common stock, par value $.01 per share (the "Common Stock"), (ii) shares of its preferred stock, no par value (the "Preferred Stock"), (iii) unsecured senior debt securities (the "Senior Debt Securities"), (iv) unsecured senior subordinated debt securities (the "Senior Subordinated Debt Securities"), (v) unsecured junior subordinated securities (the "Junior Subordinated Debt Securities"), (vi) Stock Purchase Contracts to purchase Common Stock ("Stock Purchase Contracts") and (vii) Stock Purchase Units ("Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holder's obligation to purchase Common Stock under the Stock Purchase Contract, in each case in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of sale. The Senior Debt Securities, Senior Subordinated Debt Securities and Junior Subordinated Securities are collectively referred to herein as the "Debt Securities". The Debt Securities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units are collectively referred to herein as the "Securities".


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                  ----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                                  ----------
     The Common Stock and Preferred Stock offered pursuant to this Prospectus may be issued in one or more series or issuances in U.S. dollars or in one or more foreign currencies, currency units or composite securities to be determined at or prior to the time of any offering. The Stock Purchase Contracts and the Stock Purchase Units offered pursuant to this Prospectus may be issued in one or more series and amounts, at prices and on terms to be determined at or prior to the time of any such offering. The Debt Securities offered pursuant to this Prospectus may consist of debentures, notes or other evidences of indebtedness in one or more series and in amounts, at prices and on  terms  to  be  determined  at or prior to the time of any such offering. The
Company's obligations under the Senior Debt Securities will rank pari passu with all unsecured and unsubordinated debt (as defined herein) of the Company. The Company's obligations under the Senior Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined herein). The Company's obligations under the Junior Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior and Senior Subordinated Debt (as defined herein) of the Company. See "Description of Debt Securities".

     By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, three Delaware statutory business trusts (the "AES Trusts"), which are wholly owned subsidiaries of the Company, may from time to time severally offer preferred securities guaranteed by the Company to the extent set forth therein and the Company may offer from time to time junior subordinated debt securities either directly or to an AES Trust. The aggregate public offering price of the securities to be offered by the Prospectus and such other prospectus shall not exceed $1,500,000,000.


The date of this Prospectus is November 19, 1997.

     Specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a Prospectus Supplement with respect to such Offered Securities, which Prospectus Supplement will describe, without limitation and where applicable, the following: (i) in the case of Common Stock, the specific designation, number of shares, purchase price and the rights and privileges thereof, together with any qualifications or restrictions thereon and any listing on a securities exchange; (ii) in the case of Preferred Stock, the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock) and any listing on a securities exchange; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, maturity, premium, if any, exchangeability, redemption, conversion, prepayment or sinking fund provisions, if any, interest rate (which may be fixed or variable), if any, method, if any, of calculating interest payments and dates for payment thereof, dates on which premium, if any, will be payable, the right of the Company, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral period, the initial public offering price, any listing on a securities exchange and other specific terms of the offering; (iv) in the case of Stock Purchase Contracts, the designation and number of shares of Common Stock issuable thereunder, the purchase price of the Common Stock, the date or dates on which the Common Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contract or vice versa, and the terms of the offering and sale thereof, and (v) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Debt Securities or debt obligations of third parties securing the holder's obligation to purchase the Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof. Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Stock and the Preferred Stock on a national securities exchange. Any Prospectus Supplement relating to any series of Offered Securities will contain information concerning certain United States federal income tax considerations, if applicable, to the Offered Securities.

     The Offered Securities may be offered directly, through agents designated from time to time, through dealers or through underwriters. Such agents or underwriters may act alone or with other agents or underwriters. See "Plan of Distribution". Any such agents, dealers or underwriters will be set forth in a Prospectus Supplement. If an agent of the Company, or a dealer or underwriter is involved in the offering of the Offered Securities, the agent's commission, dealer's purchase price, underwriter's discount and net proceeds to the Company, as the case may be, will be set forth in, or may be calculated from, the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                             AVAILABLE INFORMATION


     AES is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional and other offices referred to above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on
Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (v) the Company's Current Reports on Form 8-K filed on November 10, 1997, November 6, 1997, October 24, 1997, August 18, 1997, July 16, 1997, July 15,
1997,  July 14, 1997, July 3, 1997, March 24, 1997, March 13, 1997, February 19,
1997 and January 30, 1997 and the Company's Current Report's on Form 8-K/A filed on November 7, 1997 and August 5, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to William R. Luraschi, General Counsel and Secretary, The AES Corporation, 1001 North 19th Street, Arlington, Virginia 22209, telephone (703) 522-1315.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Offered Securities will be used by the Company for general corporate purposes and initially may be temporarily invested in short-term securities.


                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges.





                                                                                                             NINE-MONTHS
                                                                                                                ENDED
                                                                YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                               ---------------------------------------------------------   --------------
                                                  1992        1993        1994        1995        1996          1997
                                               ---------   ---------   ---------   ---------   ---------   --------------
Ratio of earnings to fixed charges .........       1.37        1.62        2.08        2.18        1.83          1.45

     For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and minority interest, plus fixed charges, less capitalized interest, less excess of earnings over dividends of less-than-fifty-percent-owned companies. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense which the Company believes to be representative of an interest factor. A statement setting forth the computation of the above ratios is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

     During the period from January 1, 1992 until June 30, 1997, no shares of Preferred Stock were issued or outstanding, and during that period the Company did not pay any Preferred Stock dividends.

                                  THE COMPANY


     AES is a global power company committed to supplying electricity to customers world-wide in a socially responsible way. The Company was one of the original entrants in the independent power market and today is one of the world's largest independent power companies, based on net equity ownership of generating capacity (in megawatts) in operation or under construction. AES markets power principally from electricity generating facilities that it develops, acquires, owns and operates.


     Over the last five years, the Company has experienced significant growth. This growth has resulted primarily from the development and construction of new plants ("greenfield development") and also from the acquisition of existing generating plants and distribution companies, through competitively bid privatization initiatives outside of the United States or negotiated acquisitions. Since 1992, the Company's total generating capacity in megawatts has grown from 1,829 MW to 18,538 MW (an increase of 914%), with the total number of plants in operation increasing from eight to 74. Additionally, the Company's total revenues have increased at a compound annual growth rate of 20% from $401 million in 1992 to $835 million in 1996, while net income has increased at a compound annual growth rate of 22% from $56 million to $125 million over the same period.


     AES operates and owns (entirely or in part), through subsidiaries and affiliates, power plants in ten countries with a capacity of approximately 18,538 MW (including 4,000 MW attributable to Ekibastuz which currently has a capacity factor of approximately 20%). AES is also constructing nine additional power plants in seven countries with a capacity of approximately 4,921 MW. The Company's total ownership in plants in operation and under construction aggregates approximately 23,459 MW and its net equity ownership in such plants is approximately 11,882 MW. In addition, AES has numerous projects in advanced stages of development, including seven projects with design capacity of approximately 3,398 MW that have executed or been awarded power sales agreements.


     The Company is also engaged (entirely or in part) in electric power distribution businesses in Latin America through its subsidiaries and affiliates. These subsidiaries and affiliates serve approximately eight million commercial, industrial and residential customers using approximately 63,000 gigawatt hours per year.


     As a result of the Company's significant growth in recent years, the Company's operations have become more diverse with regard to both geography and fuel source and it has reduced its dependence upon any single project or customer. During 1996, four of the Company's projects individually contributed more than 10% of the Company's total revenues, Shady Point which represented approximately 20%, San Nicolas which represented approximately 16%, Thames which represented approximately 16% and Barbers Point which represented approximately 15%.



                                    OUTLOOK


     The global trend of electricity market restructuring has created significant new business opportunities for companies like AES. Both domestic and international electricity markets are being restructured and there is a trend away from government-owned electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries have or are in the process of "privatizing" their electricity systems by selling all or part of such systems to private investors. With 69 of its operating plants and distribution companies having been acquired or commenced commercial operations since 1992, AES has been an active participant in both the international privatization process and the development process. The Company is currently pursuing over 90 projects including acquisitions, the expansion of existing plants and new projects.


     AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.


                                   STRATEGY

     The Company's strategy in helping meet the world's need for electricity is to participate in competitive power markets as they develop either by greenfield development or by acquiring and operating existing facilities or distribution systems in these markets. The Company generally operates electric generating facilities that utilize natural gas, coal, oil, hydro power, or combinations thereof. In addition, the Company participates in the electric power distribution and retail supply businesses in certain limited instances, and will continue to review opportunities in such markets in the future.

     Other elements of the Company's strategy include:

   o Supplying energy to customers at the lowest cost possible, taking into account factors such as reliability and environmental performance;

     o Constructing or acquiring projects of a relatively large size (generally larger than 100 MW);

   o When   available,   entering  into  power  sales  contracts  with  electric
     utilities or other customers with significant credit strength; and

   o Participating in electric power distribution and retail supply markets that grant concessions with long-term pricing arrangements.

     The Company also strives for operating excellence as a key element of its strategy, which it believes it accomplishes by minimizing organizational layers and maximizing company-wide participation in decision-making. AES has attempted to create an operating environment that results in safe, clean and reliable electricity generation. Because of this emphasis, the Company prefers to operate all facilities which it develops or acquires; however, there can be no assurance that the Company will have operating control of all of its facilities.

     Where possible, AES attempts to sell electricity under long-term power sales contracts. The Company attempts, whenever possible, to structure the revenue provisions of such power sales contracts such that changes in the cost components of a facility (primarily fuel costs) correspond, as effectively as possible, to changes in the revenue components of the contract. The Company also attempts to provide fuel for its operating plants generally under long-term supply agreements, either through contractual arrangements with third parties or, in some instances, through acquisition of a dependable source of fuel.

     As electricity markets become more competitive, it may be more difficult for AES (and other power generation companies) to obtain long-term power sales contracts. In markets where long-term contracts are not available, AES will pursue methods to hedge costs and revenues to provide as much assurance as possible of a project's profitability. In these situations, AES might choose to purchase a project with a partial hedge or with no hedge, with the strategy that its diverse portfolio of projects provides some hedge to the increased volatility of the project's earnings and cash flow. Additionally, AES may choose not to participate in these markets.

     The Company attempts to finance each domestic and foreign plant primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the project's revenues and provide that the repayment of the loans (and interest thereon) is secured solely by the capital stock, physical assets, contracts and cash flow of that plant subsidiary or affiliate. This type of financing is generally referred to as "project financing." The lenders under these project financing structures cannot look to AES or its other projects for repayment, unless such entity explicitly agrees to undertake liability. AES has explicitly agreed to undertake certain limited obligations and contingent liabilities, most of which by their terms will only be effective or will be terminated upon the occurrence of future events. In certain circumstances, the Company may incur indebtedness which is recourse to the Company or to more than one project.

                                 RISK FACTORS

     Purchasers of the Securities should read this entire Prospectus carefully. Ownership of the Securities involves certain risks. The following factors should be considered carefully in evaluating AES and its business before purchasing the Securities offered by this Prospectus.

     Leverage and Subordination. The Company and its subsidiaries had approximately $3.9 billion of outstanding indebtedness at September 30, 1997. As a result of the Company's level of debt, the Company might be significantly limited in its ability to meet its debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of September 30, 1997, the Company had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 70%.

     The Senior Subordinated Debt Securities will be subordinated to all Senior Debt, including, but not limited to, the amounts outstanding under the Company's current $425 million credit facility. The Junior Subordinated Debt Securities will be subordinated to all Senior and Senior Subordinated Debt of the Company, including, but not limited to, the amounts outstanding under the Company's current $425 million credit facility. As of September 30, 1997, the Company had approximately $207 million in aggregate principal amount of Senior Debt and $782 million in aggregate principal amount of Senior and Senior Subordinated Debt.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due or to become due under all Senior Debt before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities and holders of Senior and Senior Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due under all Senior and Senior Subordinated Debt before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Junior Subordinated Debt Securities. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Junior
Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment under any Senior Debt or Senior and Senior Subordinated Debt, respectively, or during certain periods when an event of default under certain Senior Debt or Senior and Senior Subordinated Debt, respectively, permits the respective lenders thereunder to accelerate the maturity thereof. See "Description of Debt Securities -- Subordination of Senior Subordinated Debt Securities" and "Description of Debt Securities -- Subordination of Junior Subordinated Debt Securities."

     The Debt Securities will be effectively subordinated to the indebtedness and other obligations (including trade payables) of the Company's subsidiaries. At September 30, 1997, the indebtedness and obligations of the Company's subsidiaries aggregated approximately $3.7 billion. The ability of the Company to pay principal of, premium, if any, and interest on the Debt Securities will be dependent upon the receipt of funds from its subsidiaries by way of dividends, fees, interest, loans or otherwise. Most of the Company's subsidiaries with interests in power generation facilities currently have in place, and the Indentures for the Debt Securities will, under certain circumstances, permit the Company's subsidiaries to enter into, arrangements that restrict their ability to make distributions to the Company by way of dividends, fees, interest, loans or otherwise. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, and do not guarantee the payment of interest on or principal of the Debt
Securities. Any right of the Company to receive any assets of any of its subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company (and the consequent right of the holders of the Debt Securities to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's creditors (including trade creditors and holders of debt issued by such subsidiary). The Company currently conducts substantially all of its operations through its subsidiaries.

     Doing Business Outside the United States. The Company's involvement in the development of new projects and the acquisition of existing plants in locations outside the United States is increasing and most of the Company's current development and acquisition activities are for projects and plants outside the United States. The Company, through subsidiaries, affiliates and joint ventures, has ownership interests in 76 power plants outside the United States in operation or under construction. Thirty-nine of such power plants are located in Brazil; nine in the People's Republic of China; seven in Kazakhstan; six in Argentina; five in the United Kingdom; three in Hungary; two in each of Australia and Pakistan; and one in each of the Netherlands, Canada and the Dominican Republic.

     The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency inconvertibility, political instability, civil unrest, and expropriation) and other credit quality, liquidity or structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which AES may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations may also require higher investments by the Company than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

     The uncertainty of the legal environment in certain countries in which the Company, its subsidiaries and its affiliates are or in the future may be developing, constructing or operating could make it more difficult for the Company to enforce its respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the Company's ability to hold a majority interest in some of the projects that it may develop or acquire. International projects owned by the Company may, in certain cases, be expropriated by applicable governments. Although AES may have legal recourse in enforcing its rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful.

     Competition. The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than the Company. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where the Company sells or intends to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on the Company.

     Development Uncertainties. The majority of the projects that AES develops are large and complex and the completion of any such project is subject to substantial risks. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that AES will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of its projects. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful. If these development efforts are not successful, the Company may abandon a project under development. At the time of abandonment, the Company would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. The future growth of the Company is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of the Company's projects could, under certain circumstances, have an adverse effect on the Company's ability to meet its obligations, including the payment of principal of, premium, if any and interest on Debt Securities. The Company also is faced with certain development uncertainties arising out of doing business outside of the United States. See "-- Doing Business Outside the United States."


     Risks Associated with Acquisitions. The Company has achieved a significant portion of its growth through acquisitions and expects that it will continue to grow, in part, through acquisitions. During 1997 alone the Company consummated several major acquisitions in which the Company invested an aggregate of $1.9 billion (excluding non-recourse debt). Although each of the acquired businesses had a significant operating history at the time of its acquisition by the Company, the Company has a limited history of owning and operating these businesses. In addition, most of these businesses were government owned and some were operated as part of a larger integrated utility prior to their acquisition by the Company. There can be no assurances that the Company will be successful in transitioning these to private ownership, that such businesses will perform as expected or that the returns from such businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.


     Uncertainty of Access to Capital for Future Projects. Each of AES's projects under development and those independent power facilities it may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. AES has substantially utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non- recourse to other subsidiaries and affiliates and to AES as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.


     Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees)
project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project.


     In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under the short-term credit facilities and issuances of senior subordinated notes, convertible debentures and common stock of the Company.


     The Company's ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence in the Company, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, AES may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of AES on its currently operating facilities or facilities under construction, such a decision would affect the future growth of AES.


     Dependence on Utility Customers and Certain Projects. The nature of most of AES's power projects is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. During 1996, five customers, including Connecticut Light & Power Company, a subsidiary of Northeast Utilities, accounted for 73% of the Company's consolidated total revenues. The prolonged failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on AES's primary source of revenues. AES has sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.


     Four of the Company's plants collectively represented approximately 39% of AES's consolidated total assets at December 31, 1996 and generated approximately 67% of AES's consolidated total revenues for the year ended December 31, 1996.


     Sales to Connecticut Light & Power Company ("CL&P") represented 16% of the Company's total revenues in 1996. Moody's Investor Service Inc. ("Moody's") and Standard & Poor's Corporation ("S&P") have recently downgraded CL&P's senior secured long-term debt from Baa3/BBB- to Ba1/BB+, Both Moody's and S&P have placed CL&P under review for possible downgrade or on credit watch. In March 1997, as a result of regulatory action by the Public Service Commission of New Hampshire, Moody's and S&P downgraded the senior unsecured debt of Northeast Utilities, the parent of CL&P, from Ba2/BB to Ba3/BB- and placed Northeast Utilities on watch for possible downgrade.


     Regulatory Uncertainty. AES's cogeneration operations in the United States are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the
Public Utility Holding Company Act, as amended ("PUHCA"). PURPA provides to qualifying facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. AES is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns are QFs under PURPA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, by the loss of a steam customer. The Company believes that, upon the occurrence of an event that would threaten the QF status of one of its domestic plants, it would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event the Company were unable to avoid the loss of such status for one of its plants, to avoid public utility holding company status, AES could apply to the Federal Energy Regulatory Commission ("FERC") to obtain status as an Exempt Wholesale Generator ("EWG"), or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from the consolidated income tax group or the consolidated financial statements of the Company, or an increase or decrease in the results of operations of the Company.


     The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independents and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical integration. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event of a PUHCA repeal, competition for independent power generators from vertically integrated utilities would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on the Company.


     Electric Utility Industry Restructuring Proposals. The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.


     In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit for United States electricity sellers. Falling electricity prices and uncertainty as to the future structure of the industry is inhibiting United States utilities from entering into long-term power purchase contracts. The effect of any such restructuring on the Company cannot be predicted, although any such restructuring could have a material adverse effect on the Company.


     Litigation and Regulatory Proceedings. From time to time, the Company and its affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in the Company's Annual, Quarterly and Current Reports filed with the Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on the Company's consolidated financial position.


     Business Subject to Stringent Environmental Regulations. AES's activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. For example, the Clean Air Act Amendments of 1990 impose more stringent standards than those previously in effect, and require states to impose permit fees on certain emissions. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of AES's power plants. There can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. The Company has made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on the Company's financial condition or results of operations.


     Control by Existing Stockholders. As of September 30, 1997, AES's two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 22.1% of AES's outstanding Common Stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over the affairs of AES, including the election of the Company's directors. As of September 30, 1997, all of AES's officers and directors and their immediate families together owned beneficially approximately 29.2% of AES's outstanding Common Stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of AES's directors, the management and policies of AES and any action requiring stockholder approval, including significant corporate transactions.

     Adherence to AES's Principles -- Possible Impact on Results of Operations. A core part of AES's corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. The Company seeks to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if the Company perceives a conflict between these principles and profits, the Company will try to adhere to its principles -- even though doing so might result in diminished or foregone opportunities or financial benefits.

     Shares Eligible for Future Sale. Certain credit facilities of AES subsidiaries are secured by the pledge of 34.6 million shares of the AES Common Stock held by a subsidiary of AES. The sale of a substantial number of such shares in the public market upon any foreclosure or otherwise could have an adverse effect on the market price of the AES Common Stock.

     Risk of Fraudulent Transfer. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be applied by a court on behalf of any unpaid creditor or a representative of AES's creditors in a lawsuit to subordinate or avoid Debt Securities in favor of other existing or future creditors of AES. Under applicable provisions of the U.S. Bankruptcy code or comparable provisions of state fraudulent transfer or conveyance laws, if AES at the time of issuance of Debt Securities , (i) incurred such indebtedness with intent to hinder, delay or defraud any present or future creditor of AES or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) received less than reasonably equivalent value or fair consideration for issuing Debt Securities and AES (a) was insolvent, (b) was rendered insolvent by reason of the issuance of the Debt Securities, (c) was engaged or about to engage in business or a transaction for which the remaining assets of AES constitute unreasonably small capital to carry on its business or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Debt Securities. Among other things, a legal challenge of the Debt Securities on fraudulent conveyance grounds may focus on the benefits, if any, realized by AES as a result of the issuance by AES of the Debt Securities.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, AES would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than all of its assets at fair valuation or if the present fair market value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the holders of the Debt Securities.

     Management believes that, for purposes of all such insolvency, bankruptcy and fraudulent transfer or conveyance laws, the Debt Securities are being incurred without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that AES after the issuance of the Debt Securities will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with management's view.

     No Prior Public Market -- Possible Price Volatility of Debt Securities, Stock Purchase Contracts, Stock Purchase Units and Preferred Stock. Prior to the offering, there has been no public market for the Senior Debt Securities, the Junior Subordinated Debt Securities, the Preferred Stock, the Stock Purchase Contracts and the Stock Purchase Units. There can be no assurance that an active trading market for the Senior Debt Securities, the Junior Subordinated Debt Securities, the Preferred Stock, the Stock Purchase Contracts or the Stock Purchase Units will develop or be sustained. If such a market were to develop, the Senior Debt Securities, the Junior Subordinated Debt Securities, the Preferred Stock, the Stock Purchase Contracts or the Stock Purchase Units could trade at prices that may be higher or lower than their initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has demonstrated substantial volatility in the prices of securities similar to the Debt Securities. There can be no assurance that the future market for the Debt Securities will not be subject to similar volatility.

                         DESCRIPTION OF CAPITAL STOCK

     Under the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the authorized capital stock of the Company consists of 500,000,000 shares of Common Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, no par value.

     The following summary contains a description of certain general terms of the Common Stock and the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so indicated in the Prospectus Supplement, the terms of any series may differ from the terms set forth below. The description of certain material provisions of the Common Stock and the Preferred Stock is subject to and qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation, and, in the case of the Preferred Stock, to the Certificate of Designation (the "Certificate of Designation") relating to each particular series of Preferred Stock which will be filed or incorporated by reference, as the case may be, as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such Preferred Stock.


COMMON STOCK

     As of June 30, 1997, there were, after giving effect to the stock split discussed below, 165,309,292 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company (the "Board of Directors") out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and any shares of Common Stock in respect of which this Prospectus is being delivered will be fully paid and non-assessable.

     The transfer agent for the Company's Common Stock is First Chicago Trust Company.


PRICE RANGE OF AES COMMON STOCK AND COMMON STOCK DIVIDENDS

     AES Common Stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES." Prior to that date, Common Stock had been quoted on the NASDAQ National Market System ("NASDAQ/NMS") under the symbol "AESC." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape and by NASDAQ/NMS. In July 1997, the Company announced a two for one stock split, in the form of a stock dividend, for holders of record on July 28, 1997 of its Common Stock, par value $.01 per share, which was paid on August 28, 1997. The prices set forth below are adjusted for such stock split.





                                       HIGH          LOW
                                   -----------   -----------
       1995
  First Quarter ................    $   9.88      $   8.00
  Second Quarter ...............        9.63          8.00
  Third Quarter ................       10.81          9.25
  Fourth Quarter ...............       12.00          9.38


                                       HIGH            LOW
                                   ------------   ------------
       1996
  First Quarter ................    $   12.63      $   10.50
  Second Quarter ...............        14.81          11.13
  Third Quarter ................        20.25          13.94
  Fourth Quarter ...............        25.06          19.63


                                                                  HIGH            LOW
                                                              ------------   ------------
       1997
        First Quarter .....................................    $   34.13      $   22.38
        Second Quarter ....................................        37.75          27.50
        Third Quarter .....................................        45.25          34.63
        Fourth Quarter (through November 6, 1997) .........        49.63          38.94


     No cash dividends have been paid on Common Stock since December 22, 1993 in order to provide capital for the Company's equity investments in projects.

     The Company's ability to declare and pay dividends is dependent, among other things, on the ability of its project subsidiaries to declare and pay dividends (and otherwise distribute cash) to it, the Company's ability to service its parent company debt and the Company's ability to meet certain criteria for paying dividends under its corporate credit facility and under existing indentures of Debt Securities.

     The ability of the Company's subsidiaries to declare and pay dividends and otherwise distribute cash to the Company is subject to certain limitations in the project loans and other documents entered into by such project subsidiaries. Such limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods.

     Cash dividend payments on Common Stock are limited to a certain percentage of cash flow under the Company's corporate credit agreement. The indentures relating to the Company's existing senior subordinated notes preclude the payment of cash dividends if at the time of such payment or after giving effect thereto an event of default (as defined) or an event that, after the giving of notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, if certain fixed charge coverage ratios are not met or if the payment of such dividends, together with other restricted payments, would exceed certain limits.


PREFERRED STOCK

     As of June 30, 1997, there were no shares of Preferred Stock outstanding.

     The Board of Directors has the authority to issue Preferred Stock in one or more classes or series and to fix, by resolution, the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action or vote by the stockholders. Preferred Stock, if issued, will not be entitled to any preemptive or similar rights. The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which the Prospectus is being delivered (to the extent applicable to such Preferred Stock): (i) the specific designation, number of shares, seniority and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity; (iv) any redemption, repayment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (vi) any voting rights; (vii) if other than the currency of the United States, the currency or currencies including composite currencies in which such Preferred Stock is denominated and/or in which payments will or may be payable; (viii) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (ix) whether such Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (x) the place or places where dividends and other payments on the Preferred Stock will be payable; and (xi) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

     All shares of Preferred Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable. Any shares of Preferred Stock that are issued would have priority over the Common Stock with respect to dividend or liquidation rights or both.

     The transfer agent for each series of Preferred Stock will be described in the applicable Prospectus Supplement.


DESCRIPTION OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Certificate of Incorporation and By-Laws of AES contain several provisions that may make the acquisition of control of AES by means of a tender offer, open market purchases, a proxy fight or otherwise more difficult. Set forth below is a description of certain of these provisions in the Certificate of Incorporation and By-Laws.

     Special Meetings of Stockholders. AES's By-Laws provide that, unless otherwise prescribed by law, special meetings of stockholders may be called by a resolution adopted by a majority of the entire Board of Directors, by the Chairman of the Board or by the President. Only such business as shall be specified in the notice of stockholders of the special meeting shall be considered.

     Stockholder Nomination of Directors. AES's By-Laws contain a procedure for stockholder nomination of directors. The By-Laws provide that any record owner of stock entitled to be voted generally in the election of directors may nominate one or more persons for election as a director at a stockholders meeting only if written notice is given to the Secretary of AES of the intent to make such nomination. The notice must be given, with respect to an annual meeting, not later than 90 days in advance of such annual meeting and with respect to a special meeting, not later than the close of business on the seventh day following the earlier of (a) the date on which notice of such special meeting is first given to stockholders and (b) the date on which a public announcement of such meeting is first made. Each notice must include (i) the name and address of each stockholder who intends to appear in person or by proxy to make the nomination and of the person or persons to be nominated; (ii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made by the stockholder; (iii) such other information regarding each nominee proposed by such stockholder as would have been included in a proxy statement filed pursuant to Rule 14a-8 under the Exchange Act; and
(iv) the consent of each nominee to serve if elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

     The procedure for stockholder nomination of directors described above may have the effect of precluding a nomination for election of directors at a particular meeting if the required procedure is not followed.

     Elimination of Liability; Indemnification. Except as set forth below, the Certificate of Incorporation eliminates the liability of AES's directors to AES or its stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to the Company or its stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Certificate of Incorporation also does not absolve directors of liability under Section 174 of the Delaware General Corporation Law (the "GCL"), which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions if the unlawful conduct is willful or results from negligence.

     Under AES's By-Laws, and in accordance with Section 145 of the GCL, AES shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than any action or suit by or in the right of the Company to procure a judgment in its favor, a "derivative action") by reason of the fact that such person is or was a director or officer of or employed by AES, or is or was serving in such capacity or as an agent at the request of the Company for another entity, to the full extent authorized by Delaware law, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of AES, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. AES shall indemnify persons in a derivative action under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the Company in the performance of his or her duty. Agents of the Company may be similarly indemnified at the discretion of the Board of Directors.

     Under Section 145 of the GCL, a similar duty of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and then, where the person is adjudged to be liable to AES, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and only for such expenses as the court shall deem proper.

     Pursuant to AES's By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by AES. However, such advances will only be made upon the delivery of an undertaking by or on behalf of the indemnified person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to indemnification.

     In addition, under AES's By-Laws, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of AES or of another corporation against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not AES would have the power or the obligation to indemnify such person against such liability under the provisions of AES's By-Laws. The Company maintains directors' and officers' insurance.

                        DESCRIPTION OF DEBT SECURITIES

     The Debt Securities may consist of Senior Debt Securities, Subordinated Debt Securities or Junior Subordinated Debt Securities. The Senior Debt
Securities will be issued under an indenture (the "Senior Debt Indenture") between The AES Corporation, as issuer, and The First National Bank of Chicago, as trustee. The Senior Subordinated Debt Securities will be issued under an indenture (the "Senior Subordinated Debt Indenture") dated as of July 1, 1996 between The AES Corporation, as issuer, and The First National Bank of Chicago, as trustee. The Junior Subordinated Debt Securities will be issued under an indenture (the "Junior Subordinated Debt Indenture") between The AES Corporation, as issuer, and The First National Bank of Chicago, as trustee. The First National Bank of Chicago, in its capacity as trustee under each of the Indentures, is referred to herein as the "Trustee."

     Copies of the Indentures (or the forms thereof) have been incorporated by reference or included herein as exhibits to the Registration Statement of which this Prospectus is a part and are also available for inspection at the office of the Trustee. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Section references contained herein are applicable to each of the Indentures. The following summaries of certain provisions of the Indentures do not purport to be complete, and where reference is made to particular provisions of the Indentures, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The Indentures are substantially identical except for provisions relating to subordination.

GENERAL

     None of the Indentures limits the amount of Debt Securities which may be issued thereunder. Each Indenture provides that Debt Securities issuable thereunder may be issued up to the aggregate principal amount which may be authorized from time to time by the Company. Reference is made to the Prospectus Supplement for the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities) in respect of which this Prospectus is being delivered (the "Offered Debt Securities"): (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the date or dates on which the Offered Debt Securities will mature; (iii) the rate or rates per annum at which the Offered Debt Securities will bear interest and the method of calculating such rates, if any; (iv) the dates on which any such interest will be payable and the record dates for any such interest payments; (v) any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability provisions;
(vi) the place where the principal of and interest on the Offered Debt Securities will be payable; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Offered Debt Securities will be issuable; (viii) whether the Offered Debt Securities shall be issued in the form of Global Securities (as defined below) or certificates; (ix) additional provisions, if any, relating to the defeasance of the Offered Debt Securities;
(x) the currency or currencies, if other than the currency of the United States, in which payment of the principal of and interest on the Offered Debt Securities will be payable; (xi) whether the Offered Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;
(xii) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. Person (as defined in each Prospectus Supplement relating to any particular series of Debt Securities offered thereby) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; (xiii) the dates on which premium, if any, will be payable; (xiv) the right of the Company, if any, to defer payment of interest and the maximum length of such deferral period; (xv) any listing on a securities exchange;
(xvi) the initial public offering price; and (xvii) other specific terms, including any additional events of default or covenants provided for with respect to the Offered Debt Securities.

     As described in each Prospectus Supplement relating to any particular series of Debt Securities offered thereby, the Indenture under which such Debt Securities are issued may contain covenants limiting: (i) the incurrence of debt by the Company; (ii) the incurrence of debt by subsidiaries of the Company; (iii) the making of certain payments by the Company and its subsidiaries; (iv) subsidiary mergers; (v) business activities of the Company and its subsidiaries; (vi) the issuance of preferred stock of subsidiaries; (vii) asset dispositions; (viii) transactions with affiliates; (ix) liens; and (x) mergers and consolidations involving the Company.


BOOK-ENTRY SYSTEMS


     If so specified in any accompanying Prospectus Supplement relating to Debt Securities, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus
Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.


     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.


     Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers, or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.


     So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture under which such Debt Securities are issued. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by such Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture under which such Debt Securities are issued. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of record under the applicable Indenture pursuant to which the Debt Securities relating to such Global Security are issued. The Company understands that under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

     Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or such nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that the Depositary will credit participants, accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of an offering of Offered Debt Securities hereby is exchangeable for Debt Securities in definitive form of like tenor and terms if
(i)  the  Depositary  notifies  the  Company  that  it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented in an offering of Offered Debt Securities by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct. The Debt Securities of a series may also be issued in the form of one or more bearer global Debt Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.


SENIOR DEBT SECURITIES

     The payment of principal of, premium, if any, and interest on the Senior Debt Securities will, to the extent and in the manner set forth in the Senior
Debt Indenture, rank pari passu with all unsecured and unsubordinated debt of the Company.


SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES

     The payment of principal of, premium, if any, and interest on the Senior Subordinated Debt Securities will, to the extent and in the manner set forth in the Senior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash equivalents, of all Senior Debt.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Senior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Senior Subordinated Debt Securities.

     No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by the Company if there shall have occurred and be continuing a default in any payment with respect to Senior Debt. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior Debt pursuant to which the maturity thereof may be accelerated, from and after the date of receipt by the Trustee of written notice from the holders of such Designated Senior Debt or from an agent of such holders, no payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities may be made by the Company for a period (the "Payment Blockage Period") commencing on the date of delivery of such notice and ending 179 days thereafter (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of such Designated Senior Debt or from an agent of such holders, or such event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Senior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Debt initiating such Payment Blockage Period shall be or be made the basis for the commencement of any subsequent Payment Blockage Period by the holders of such Designated Senior Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to holders will be paid to the holders of Senior Debt to the extent necessary to pay the Senior Debt in full, and the Company may be unable to meet fully its obligations with respect to the Senior Subordinated Debt Securities.

     "Debt" is defined to mean, with respect to any person at any date of determination (without duplication), (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person in respect of letters of credit or bankers' acceptance or other similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations of such person to pay the deferred purchase price of property or services, except trade payables, (v) all obligations of such person as lessee under capitalized leases, (vi) all Debt of others secured by a lien on any asset of such person, whether or not such Debt is assumed by such person; provided that, for purposes of determining the amount of any Debt of the type described in this clause, if recourse with respect to such Debt is limited to such asset, the amount of such Debt shall be limited to the lesser of the fair market value of such asset or the amount of such Debt, (vii) all Debt of others guaranteed by such person to the extent such Debt is guaranteed by such person,
(viii) all redeemable stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and (ix) to the extent not otherwise included in this definition, all obligations of such person under currency agreements and interest rate agreements.

     "Designated  Senior  Debt"  is  defined  to  mean (i) Debt under the Credit
Agreement dated as of August 2, 1996 (the "Credit Agreement") among the Company, the Banks named on the signature pages thereof and the Morgan Guaranty Trust Company of New York, as agent for the banks, as such Credit Agreement has been and may be amended, restated, supplemented or otherwise modified from time to time and (ii) Debt constituting Senior Debt which, at the time of its determination, (A) has an aggregate principal amount of at least $30 million and (B) is specifically designated as "Designated Senior Debt" by the Company.

     "Senior Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the Senior Subordinated Debt Indenture; provided that Senior Debt shall not include (i) the Company's 8.875% Senior Subordinated Debentures due 2027, 8.50% Senior Subordinated Notes due 2007, 8.375% Senior Subordinated Notes Due 2007 and the Company's 10.25% Senior Subordinated Notes due 2006 which rank pari passu with the Senior Subordinated Debt Securities, (ii) Debt of the Company to any affiliate, (iii) Debt of the Company that, when incurred, and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse, (iv) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Senior Subordinated Debt Securities and (v) redeemable stock of the Company.

SUBORDINATION OF JUNIOR SUBORDINATED DEBT SECURITIES

     The payment of principal of, premium, if any, and interest on the Junior Subordinated Debt Securities will, to the extent and in the manner set forth in the Junior Subordinated Debt Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior and Subordinated Debt of the Company.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior and Subordinated Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Junior Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Junior Subordinated Debt Securities.

     No payments on account of principal, premium, if any, or interest in respect of the Junior Subordinated Debt Securities may be made by the Company if there shall have occurred and be continuing a default in any payment with respect to Senior and Subordinated Debt. In addition, during the continuance of any other event of default (other than a payment default) with respect to Designated Senior and Subordinated Debt pursuant to which the maturity thereof may be accelerated, from and after the date of receipt by the Trustee of written notice from holders of such Designated Senior and Subordinated Debt or from an agent of such holders, no payments on account of principal, premium, if any, or interest may be made by the Company during a Payment Blockage Period in respect of such Junior Subordinated Debt Securities (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from the holders of such Designated Senior and Subordinated Debt or from an agent of such holders, or such event of default has been cured or waived or has ceased to exist). Only one Payment Blockage Period may be commenced with respect to the Junior Subordinated Debt Securities during any period of 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior and Subordinated Debt initiating such Payment Blockage Period shall be or be made the basis for the commencement of any subsequent Payment Blockage Period by the holders of such Designated Senior and Subordinated Debt, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     By reason of such subordination, in the event of insolvency, funds that would otherwise be payable to holders of Junior Subordinated Debt Securities will be paid to the holders of Senior and Subordinated Debt of the Company to the extent necessary to pay such Debt in full, and the Company may be unable to meet fully its obligations with respect to the Junior Subordinated Debt Securities.

     "Designated Senior and Subordinated Debt" is defined to mean (i) Debt under the Credit Agreement and (ii) Debt constituting Senior and Subordinated Debt which, at the time of its determination, (A) has an aggregate principal amount of at least $30 million and (B) is specifically designated in the instrument as "Designated Senior and Subordinated Debt" by the Company.

     "Senior and Subordinated Debt" is defined to mean the principal of (and premium, if any) and interest on all Debt of the Company whether created, incurred or assumed before, on or after the date of the Junior Subordinated Debt Indenture; provided that such Senior and Subordinated Debt shall not include (i) Debt of the Company to any affiliate, (ii) Debt of the Company that, when incurred and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse, (iii) any other Debt of the Company which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Junior Subordinated Debt Securities, and in particular the Junior Subordinated Debt Securities shall rank pari passu with all other debt securities and guarantees issued to an AES Trust or any other trust, partnership or other entity affiliated with the Company which is a financing vehicle of the Company in connection with an issuance of preferred securities by such financing entity, and (iv) redeemable stock of the Company.

EVENTS OF DEFAULT

     An Event of Default, as defined in each of the Indentures and applicable to Debt Securities issued under such Indenture, will occur with respect to the Debt Securities of any series issued under such Indenture if: (i) the Company defaults in the payment of principal of (or premium, if any, on) any Debt
Security of such series issued under such Indenture when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase, or otherwise; (ii) the Company defaults in the payment of interest on any Debt Security of such series issued under such Indenture when the same becomes due and payable, and such default continues for a period of 30 days; (iii) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in such Indenture with respect to the Debt Securities of any series issued under such Indenture and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or by the holders (as defined in the Indenture) of 25% or more in aggregate principal amount of the Debt Securities of all series issued under such Indenture; (iv) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its Material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its Material Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (v) the Company or any of its Material Subsidiaries (A) commences a voluntary case under any applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (C) effects any general assignment for the benefit of creditors; or (vi) any other Events of Default set forth in the applicable Prospectus Supplement occur.

     If  an Event of Default (other than an Event of Default specified in clause
(iv) or (v) above that occurs with respect to the Company) occurs with respect to the Debt Securities of any series issued under an Indenture, and if such Event of Default is continuing under such Indenture, then, and in each and every such case, except for any series of Debt Securities issued under such Indenture the principal of which shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of any such series then outstanding issued under such Indenture (each such series voting as a separate class) by written notice to the Company (and to the Trustee if such notice is given by the holders (the "Acceleration Notice")), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest on the Debt Securities of such series to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. If an Event of Default specified in clause (iv) or (v) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Debt Securities then outstanding under each of the Indentures shall ipso facto become and be immediately due and payable, subject to the prior payment in full of all Senior Debt, without any declaration or other act on the part of the Trustee or any holder. The holders of at least a majority in principal amount of the outstanding Debt Securities of any series under an Indenture may, by written notice to the Company and to the Trustee, waive all past defaults with respect to Debt Securities of such series and rescind and annul a declaration of
acceleration   with   respect   to  Debt  Securities  of  such  series  and  its
consequences if (i) all existing Events of Default applicable to Debt Securities of such series, other than the nonpayment of the principal of, premium, if any, and interest on the Debt Securities that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

     The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series under an Indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

However, the Trustee may refuse to follow any direction that conflicts with law or the applicable Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of such series of Debt Securities not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Debt Securities of such series. A holder may not pursue any remedy with respect to the applicable Indenture or the Debt Securities of any series issued under such Indenture unless: (i) the holder gives the Trustee written notice of a continuing Event of Default; (ii) the holders of at least 25% in aggregate principal amount of outstanding Debt Securities of such series make a written request to the Trustee to pursue the remedy; (iii) such holder or holders offer and, if requested, provide the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of such series do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any holder of a Debt Security to receive payment of the principal of, premium, if any, or interest on, such Debt Security or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Debt Securities, which right shall not be impaired or affected without the consent of the holder.

     Each of the Indentures requires that certain officers of the Company certify, on or before a date not more than four months after the end of each fiscal year, that to the best of such officer's knowledge, the Company has fulfilled all its obligations under such Indenture. The Company is also obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under any of the Indentures.

     "Material Subsidiary" of a Person is defined to mean, as of any date, any Subsidiary that would constitute a "significant subsidiary" within the meaning of Article 1 of Regulation S-X of the Securities Act of 1933, as amended.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.


MODIFICATION AND WAIVER

     Each of the Indentures provides that the Company and the Trustee may amend or supplement such Indenture or the Debt Securities of any series issued under such Indenture without notice to or the consent of any holder: (i) to cure any ambiguity, defect, or inconsistency in such Indenture; provided that such amendments or supplements shall not adversely affect the interests of the holders in any material respect; (ii) to comply with the terms in "Restriction on Mergers, Consolidations and Sales of Assets" described below; (iii) to comply with any requirements of the Commission in connection with the qualification of such Indenture under the Trust Indenture Act of 1939, as amended; (iv) to evidence and provide for the acceptance of appointment with respect to the Debt Securities of any or all series issued under such Indenture by a successor Trustee; (v) to establish the form or forms of Debt Securities of any series issued under such Indenture or of the coupons pertaining to such Debt Securities as permitted by such Indenture; (vi) to provide for uncertificated Debt Securities and to make all appropriate changes for such purpose; and (vii) to make any change that does not materially and adversely affect the rights of any holder.

     Each of the Indentures also provides that modifications and amendments of such Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series issued under such Indenture affected thereby (each series voting as a separate class); provided, however, that no such modification or amendment may, without the consent of each holder affected thereby, (i) change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, any Debt Security issued under such Indenture, (ii) reduce the principal amount of, or premium, if any, or interest on, any Debt Security issued under such Indenture, (iii) reduce the above-stated percentage of outstanding Debt Securities issued under such Indenture the consent of whose holders is necessary to modify or amend such Indenture with respect to the Debt Securities of any series issued under such Indenture, (iv) reduce the percentage or aggregate principal amount of outstanding Debt Securities of any series issued under the Indenture the consent of whose holders is necessary for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults. A supplemental indenture which changes or eliminates any covenant or other provision of an Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities issued under such Indenture, or which modifies the rights of holders of Debt Securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the applicable Indenture of the holders of Debt Securities of any other series issued under such Indenture or of the coupons appertaining to such Debt Securities. It shall not be necessary for the consent of the holders under this section of an Indenture to approve the particular form of any proposed amendment, supplement, or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement, or waiver under this section of an Indenture becomes effective, the Company shall give to the holders affected thereby a notice briefly describing the amendment, supplement, or waiver. The Company will mail supplemental indentures to holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.


RESTRICTION ON MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

     Pursuant to the Indentures, the Company may not consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially an entirety in one transaction or a series of related transactions), to any Person (as defined in the Indentures) unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which properties and assets of the Company are transferred shall be a solvent corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume in writing all the obligations of the Company under the Notes, (ii) immediately after giving effect to such transaction no Event of Default or event or condition which through the giving of notice or lapse of time or both would become an Event of Default shall have occurred and be continuing and (iii) such other conditions as may be established in connection with the issuance of the applicable Debt Securities.


DEFEASANCE AND DISCHARGE

     Each of the Indentures provides that the Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Debt Securities of any series issued under such Indenture on the 123rd day after the deposit referred to below has been made, and the provisions of such Indenture will no longer be in effect with respect to the Debt Securities of such series issued thereunder (except for, among other matters, certain obligations to register the transfer or exchange of the Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof, in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the applicable Debt Securities, on the due date thereof or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be, in accordance with the terms of such Indenture and the applicable Debt Securities, (B) the Company has delivered to the Trustee (i) either (x) an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law or related treasury regulations after the date of such Indenture that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and (ii) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, (D) the Company is not prohibited from making payments in respect of the applicable Debt Securities by the subordination provisions contained in such Indenture and (E) if at such time the applicable Debt
Securities are listed on a national securities exchange, the Company has delivered to the Trustee an opinion of counsel to the effect that such Debt Securities will not be delisted as a result of such deposit, defeasance and discharge.

     As more fully described in the Prospectus Supplement, each of the Indentures also provides for defeasance of certain covenants.

       DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS


     AES may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock at a future date or dates. The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require AES to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.


     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.



                             PLAN OF DISTRIBUTION


     The Company may sell the Offered Securities in any of three ways (or in any combination thereof): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents and the respective amounts of such Offered Securities underwritten or purchased by each of them, the initial public offering price of such Offered Securities and the proceeds to
the   Company  from  such  sale,  any  discounts,  commissions  or  other  items constituting compensation from the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Offered Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.


     If underwriters are used in the sale of any Offered Securities, such Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Offered Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased.


     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.


     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.


                                 LEGAL MATTERS

     The legality of the Securities offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS

     The financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K filed November 6, 1997 and the related financial statement schedules incorporated by reference in the Registration Statement from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Companhia Energetica de Minas Gerais -- CEMIG for the years ended December 31, 1996 and 1995, prepared in accordance with accounting principles generally accepted in Brazil, incorporated by reference in this Prospectus from Item 7 of the Current Report on Form 8-K of The AES Corporation filed July 16, 1997, have been audited by Price Waterhouse Auditores Independentes, Belo Horizonte, Brazil, independent accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                 $450,000,000

                              THE AES CORPORATION


                            % SENIOR NOTES DUE 2009


[GRAPHIC OMITTED]



                                   --------
                    P R O S P E C T U S S U P P L E M E N T

                                      , 1999


                                   --------
                              SALOMON SMITH BARNEY
                               J.P. MORGAN & CO.
                         BANC OF AMERICA SECURITIES LLC



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